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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------



                                    FORM 11-K



                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                      For the Year ended December 30, 2001



                        Commission File Number 001-15577



                        --------------------------------

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN

                        --------------------------------



                     Qwest Communications International Inc.

                 1801 California Street, Denver, Colorado 80202

                                  303-992-1400


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS





                                                                                               Page(s)
                                                                                               -------


Report of Independent Public Accountants ...............................................          2

Statements of Net Assets Available for Benefits
     as of December 30, 2001 and 2000...................................................          3

Statement of Changes in Net Assets Available for Benefits
     for the Year ended December 30, 2001...............................................          4

Notes to Financial Statements ..........................................................       5-11

Signature ..............................................................................         12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Plan Administrative Committee of the
Qwest Communications 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the QWEST COMMUNICATIONS 401(k) SAVINGS PLAN (the "Plan") as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1, the Plan merged into the Qwest Savings & Investment Plan effective midnight on December 30, 2001.

/s/ ARTHUR ANDERSEN LLP

Denver, Colorado,
     June 26, 2002.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 30, 2001 AND 2000
                             (THOUSANDS OF DOLLARS)




                                           DECEMBER 30,           DECEMBER 30,
                                               2001                  2000
                                           ------------          ------------
    ASSETS (NOTE 8)

INVESTMENTS (NOTES 2 AND 3):

   Money market fund                       $         --          $        206

   Mutual funds                                      --                47,402

   Common/collective trusts                          --                19,958

   Common stock                                      --                   745

   Employer stock (Note 9)                           --                45,303

   Participant loans                                 --                 2,545
                                           ------------          ------------

          Total Investments                          --               116,159

RECEIVABLES:

   Participant contributions                         --                   208

   Employer contributions                            --                    73

   Pending trades                                    --                    17
                                           ------------          ------------

          Total Receivables                          --                   298

ACCRUED INCOME                                       --                    12

CASH OVERDRAFT PAYABLE                               --                   (42)
                                           ------------          ------------

Net Assets Available for Benefits          $         --          $    116,427
                                           ============          ============






   The accompanying notes are an integral part of these financial statements.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                             (THOUSANDS OF DOLLARS)




ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:

Contributions:
   Employee                                                               $     40,912

   Employer                                                                     17,344

   Rollovers                                                                     5,875
                                                                          ------------

      Total contributions                                                       64,131
                                                                          ------------

Net Investment Income (Loss):

   Interest and other dividends                                                  2,311

   Net depreciation in fair value of investments (Notes 2 and 3)               (46,897)
                                                                          ------------

      Total net investment loss                                                (44,586)
                                                                          ------------

PAYMENTS:

   Distributions to participants                                               (14,463)

   Administrative fees                                                            (248)

   Other                                                                           (41)
                                                                          ------------

      Total payments                                                           (14,752)
                                                                          ------------

      Net increase                                                               4,793

Merger with Qwest Savings & Investment Plan (Notes 1 and 4)                   (121,220)

Net Assets Available for Benefits at December 30, 2000                         116,427
                                                                          ------------

Net Assets Available for Benefits at December 30, 2001                    $         --
                                                                          ============






    The accompanying notes are an integral part of this financial statement.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 30, 2001 AND 2000
                             (THOUSANDS OF DOLLARS)


1.       PLAN DESCRIPTION:

         The following describes the Qwest Communications 401(k) Savings Plan (the "Plan") and provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

         General

         The Plan was established effective January 1, 1999 by Qwest Communications International Inc. ("Qwest" or the "Company"). The Plan was a defined contribution plan which covered substantially all employees of Qwest and certain affiliated entities who met the eligibility requirements. It was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan were not guaranteed by the Pension Benefit Guaranty Corporation.

         Qwest acquired U S WEST, Inc. ("U S WEST") on June 30, 2000 (the "Merger"). The individuals who were employed by U S WEST at the time of the Merger became employees of Qwest by operation of law (the "Former
         U S WEST Employees"). For the periods covered by these financial statements, the Former U S WEST Employees continued to participate in the employee benefit plans maintained by U S WEST prior to the Merger and were not eligible employees of this Plan (see Plan Merger below).

         Plan Merger

         The Plan and related net assets of $121,220 were merged (the "Plan Merger") into the Qwest Savings & Investment Plan (the "QSIP") effective midnight December 30, 2001. See Note 4 for a condensed Statement of Net Assets prior to the Merger. All participants' account balances transferred to the QSIP. Merrill Lynch Trust Company, FSB ("Merrill Lynch"), ceased to be the trustee and recordkeeper for the Plan at the time of the Plan Merger. Bankers Trust Company, a subsidiary of Deutsche Bank ("Bankers Trust"), is the trustee for the QSIP and Metropolitan Life Insurance Company ("MetLife") is the recordkeeper for the QSIP.

         Change in Plan Year

         Effective December 30, 2000, the Plan year was changed to the twelve consecutive month period commencing on December 31 and ending on the following December 30. The period commencing January 1, 2000 and ending December 30, 2000 was a short Plan year.

         Eligibility

         All employees of the Company and certain affiliated entities were eligible to participate in the Plan (except for collectively bargained employees, non-resident aliens, leased employees, independent contractors, and Former U S WEST Employees) upon meeting the eligibility requirements.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (THOUSANDS OF DOLLARS)


         Eligibility (continued)

         Employees were eligible to make salary deferral contributions to the Plan on the first day of the payroll period after their first paycheck.

         Prior to January 1, 2001, employees were eligible to participate in the Company's matching contributions upon completion of one year of service, as defined by the Plan document. Effective January 1, 2001, employees were eligible to participate in the Company's matching contribution on the first day of the payroll period after their first paycheck. Employees who were hired prior to January 1, 2001, and who had not completed one year of service, were eligible to participate in the Company's matching contribution as of the first paycheck in 2001.

         Contributions

         Participant Salary Deferral Contributions

         Participants were able to contribute to the Plan on a pre-tax basis from 1% to 18% of their eligible compensation, as defined by the Plan document. Participant pre-tax contributions were limited to comply with statutory regulations ($10.5 in 2001). Effective January 1, 2001, each employee who satisfied the eligibility requirements was deemed to have authorized a 3% salary deferral contribution effective for the first full pay period after such employee met the eligibility requirements. An employee had the option to not participate or to discontinue participation upon proper notification to the Plan administrator.

         Company Matching Contributions

         For the year ended December 30, 2001, the Company made a discretionary matching contribution equal to 100% of each participant's salary deferral contribution, not to exceed a maximum of 3% of each participant's eligible compensation. The Company was able to make its discretionary contribution in cash or in Qwest common stock. For the year ended December 30, 2001, the Company match was made in Qwest common stock, valued at its market price on the date of contribution.

         Rollover Contributions

         The Plan allowed the Trustee to accept a participant contribution representing a distribution from another plan if that plan met the requirements of the Internal Revenue Code (the "IRC"), as further described in the Plan document. Such "rollover contributions" were fully vested at all times.

         Total annual additions under the Plan and all other plans sponsored by the Company were limited to the lesser of 25% of eligible compensation, as defined, or thirty five-thousand dollars. Annual additions were defined as the participant's salary deferral contributions and the Company's matching contributions, if any.

         Vesting

         Participants were fully vested in their accounts at all times.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (THOUSANDS OF DOLLARS)


         Participant Accounts

         Each participant's account was credited or charged with the participant's contributions and the Company matching contributions, if any, investment gains or losses and an allocable share of Plan expenses, if any. Separate accounts were maintained for each participant. Participants' accounts were adjusted daily to reflect unrealized appreciation or depreciation of investments, income, gains or losses on disposition of assets and any other investment transactions.

         Payment of benefits

         Upon retirement, termination of employment or death, each participant or beneficiary was entitled to receive their account balance in accordance with the terms and conditions of the Plan. Participants could also make certain in-service voluntary withdrawals and hardship withdrawals if certain criteria were met.

         Benefit payments were made in lump sum distributions. Certain other benefit distribution options were allowed as protected benefits from predecessor plans, as further discussed in the Plan document.

         Investment Options

         A participant had the option to direct their account into various investment options in mutual funds, common/collective trusts, a money market fund and Qwest common stock. In addition, employees had the option to invest in the Merrill Lynch Self-Directed Brokerage Account. The available investment options provided various levels of investment risks and a diversification of investments.

         Participants could have changed their investment options at any time.

         Loans

         Participants had the option to borrow from their fund accounts a minimum of five hundred dollars up to a maximum amount equal to the lesser of fifty thousand dollars or 50% of their account balance. Participants were not allowed to have more than one loan outstanding at any time. The maximum loan term was 60 months unless it was for the purchase of a primary residence, in which case the maximum loan term was 180 months. The loans were secured by the balance in the participant's account and charged interest equal to the prime rate charged by a bank selected by the Company on the last day of the calendar quarter preceding the date of the loan plus one percentage point. Principal and interest repayments were paid through payroll deductions.

         Voting

         Participants who held Qwest common stock in their accounts were allowed to vote in accordance with the Plan's provisions.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (THOUSANDS OF DOLLARS)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Basis of Accounting

         The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         Investment Valuation and Income Recognition

         Investments in mutual funds, common/collective trusts, common stock and employer stock were valued at fair value based on quoted market prices. Participant loans were valued at cost which approximated fair value.

         The Merrill Lynch Retirement Preservation Trust is a common/collective trust fund that invests mainly in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts were carried in the common/collective trust fund's audited financial statements at cost plus accrued interest, which approximated fair market value. The investment in the common/collective trust fund in the accompanying financial statements was valued at the Plan's proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average yield for the year ended December 30, 2001 was approximately 6.5%. The crediting interest rate as of December 30, 2001 and 2000 was approximately 6.28% and 6.65%, respectively.

         Realized and unrealized gains and losses are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits and were determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

         Interest income was recorded on the accrual basis and dividends were recorded on the ex-dividend date. Purchases and sales of securities were recorded on a trade date basis.

         Payment of Benefits

         Benefits were recorded when paid.

         Administrative Fees and Investment Expenses

         The Plan pays certain expenses, including trust investment and administrative expenses incurred in connection with the Plan. The Plan paid $248 of expenses for the year ended December 30, 2001. All other costs and expenses of maintaining the Plan are paid by the Company.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (THOUSANDS OF DOLLARS)


3.       INVESTMENTS:

         The fair value of individual investments that represented 5% or more of the Plan's net assets as of December 30, 2001 and December 30, 2000 were as follows:

                                                     December 30,          December 30,
                                                         2001                  2000
                                                     ------------          ------------
Qwest Communications International, Inc.
   0 and 1,108,326 shares, respectively              $         --          $     45,303
Merrill Lynch Index Fund
   0 and 152,509 shares, respectively                          --                13,996
Massachusetts Investors Trust Class A
   0 and 501,757 shares, respectively                          --                10,045
PIMCO Total Return Fund Class A
   0 and 757,149 shares, respectively                          --                 7,867
PIMCO Mid-Cap Growth Fund Class A
   0 and 578,575 shares, respectively                          --                13,915
Merrill Lynch Retirement Preservation Trust
   0 and 5,895,785 shares, respectively                        --                 5,896


During the year ended December 30, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) had a net depreciation in value as follows:

Mutual Funds                      $     (7,185)
Common/Collective Trusts                (1,659)
Common Stock                              (382)
Employer Stock                         (37,671)
                                  ------------
                                  $    (46,897)
                                  ============

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (THOUSANDS OF DOLLARS)


4. CONDENSED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO THE MERGER WITH THE QSIP:

         The following is a condensed statement of net assets available for benefits prior to the merger with the QSIP:

Money market fund                             $        397
Mutual funds                                        59,637
Common/collective trusts                            29,063
Common stock                                           673
Employer stock                                      28,199
Participant loans                                    3,154
Employer contribution receivable                        96
All other assets                                         1
                                              ------------

   Net Assets Available for Benefits          $    121,220
                                              ============

5.       TAX STATUS:

         The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated August 6, 2001 that the Plan was qualified and that the trust established under the Plan was tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code") as of December 30, 2000. Since August 6, 2001 the Plan has been amended; however the Plan Administrator believes that the Plan continued to be in compliance with the applicable requirements of the Code and therefore was tax-exempt as of December 30, 2001.

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         For Form 5500 reporting purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to December 30, but not yet paid as of that date. However, in accordance with GAAP, benefits are recorded when paid.

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                  As of                  As of
                                               December 30,          December 30,
                                                   2001                   2000
                                               ------------          ------------
Net assets available for benefits
   per the financial statements                $         --          $    116,427
Less amounts allocated to withdrawing
   participants                                         (--)                 (176)
                                               ------------          ------------
Net assets available for benefits
   per Form 5500 (unaudited)                   $         --          $    116,251
                                               ============          ============

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (THOUSANDS OF DOLLARS)


6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500: (continued)

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 30, 2001:

Benefits and distributions paid to participants
   per the financial statements                          $     14,463
Add amounts payable at December 30, 2001                           --
Less amounts payable at December 30, 2000                        (176)
                                                         ------------
Participant distributions paid per Form 5500
   (unaudited)                                           $     14,287
                                                         ============

7.       RELATED PARTY TRANSACTIONS:

         Certain Plan assets were shares of Qwest common stock and investments managed by Merrill Lynch, which qualify as related-party transactions.

8.       CONCENTRATIONS, RISKS AND UNCERTAINTIES:

         The Plan had a significant concentration of investments in Qwest common stock. A change in the value of the Employer stock caused the value of the Plan's net assets to change significantly due to this concentration. As of December 30, 2001 the closing price of the stock was $14.24 per share compared to $40.88 per share as of December 30, 2000. As of June 26, 2002 the closing price of the stock was $1.79 per share, representing an additional 87% decrease in price from December 30, 2001.

         The Plan provided for various investment options in money market funds, mutual funds, common/collective trusts, common stock and Qwest stock. Investment securities, in general, were exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks.

         As a point of information only, six putative class actions have been brought against Qwest Communications International Inc. and its directors in the U.S. District Court, District of Colorado. The suits have been consolidated, and an amended consolidated complaint will be filed soon, which may assert additional claims against additional defendants. At present, the various complaints allege fiduciary breaches and a failure to disclose material information in connection with the decline in Qwest's stock value from 2000 to present. The Plan is not a party to the lawsuit. Since this litigation is at an early stage and turns on disputed issues of fact and law, it is not possible to predict its ultimate outcome or its impact on the Plan.

9.       SUBSEQUENT EVENTS:

         In April 2002, the U.S. Department of Labor commenced an examination of the Plan. It is currently not possible to predict the outcome of this examination or the impact on the Plan's net assets or changes in net assets, if any.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Qwest Communications 401(k) Savings Plan

June 26, 2002                       /s/ CHARLES A. JOSENHANS
                                    -----------------------------------------
                                    Charles A. Josenhans
                                    Senior Vice President Accounting & Financial
                                    Operations

                                 EXHIBIT INDEX


EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
   23                   Consent of Arthur Andersen LLP

   99                   Confirmation of Arthur Andersen LLP Representations